June 6, 2016
Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549
Re:	Ladder Capital Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed June 6, 2016 File No. 333-209731

Dear Mr. Bancroft:

We are counsel to Ladder Capital Commercial Mortgage Securities LLC (the “Registrant”).  We have reviewed your letter dated May 13, 2016 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Pre-Effective Amendment No. 2 to the registration statement (File No. 333-209731) on Form SF-3 filed on February 26, 2016 (the “Original Filing”).  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 3”) submitted herewith.  Included with this letter is a clean copy of the Amendment No. 3 with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.  In addition to the revisions described below, the Registrant has made certain minor changes to the form of prospectus that are reflected in the marked version. Also, for your convenience, we have separately included change pages for each of the indicated document.
For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.
Form of Prospectus

Limited Information Causes Uncertainty, page 77
1.
We note your response to comment 2 and reissue in part. While your revisions provide more specific information to clarify the type of information that you do not intend to include in periodic reports, you have not further revised the risk factor to explain why the lack of this

Y. Jeffrey Rotblat  Tel  212 504 6401   Fax  212 504 6666  jeffrey.rotblat@cwt.com

Rolaine S. Bancroft, Esq.
June 6, 2016
particular type of information in periodic reports will make the offering more speculative or risky. Please revise. The Registrant has removed this risk factor.
Exhibit 5.1
2.
We note your response to comment 5 that an issuing entity will be a New York common law trust and the pooling and servicing agreement will be governed by the laws of New York. It remains unclear how counsel is able to give the opinion that the certificates will be “validly issued” without also considering the laws of the state of Delaware, which is the state in which the depositor is organized. Staff understands the phrase “validly issued” to mean, among other things, that the registrant is validly existing under the laws of the jurisdiction in which it is organized and has the power under the applicable statute and its governing documents to create the specific securities issued. We note that the depositor is the party to the pooling and servicing agreement that causes the creation of the securities. The staff also understands the phrase “validly issued” to mean that the steps taken by the registrant to create and issue the securities satisfied any procedural requirements of the applicable statute and any applicable provision of the registrant’s governing document. Refer to Corporation Finance Staff Legal Bulletin No. 19 Section II.B.1.b. Please revise your legal opinion or advise.
The Registrant has included as an exhibit an executed opinion of Richards, Layton & Finger, P.A. that gives consideration to the laws of the state of Delaware.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

	By:	/s/ Y. Jeffrey Rotblat
Y. Jeffrey Rotblat

cc: David Traitel (w/o enclosures)